Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Intelligent Medicine Acquisition Corp. (the “Company”) on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our report dated March 19, 2021, except for Notes 5 and 7 as to which date is October 12, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Intelligent Medicine Acquisition Corp. as of March 8, 2021 and for the period from February 25, 2021 (inception) through March 8, 2021 appearing in the Registration Statement on Form S-1, as filed (File No. 333-260205) of Intelligent Medicine Acquisition Corp.

/s/ Marcum llp

Marcum llp

Los Angeles, CA

November 4, 2021